UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Incorporation by Reference

This 6-K and the accompanying exhibits are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788, 333-284850) and Form S-8 (File No. 333-263153), including all amendments thereto, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished to report certain warrant-related transactions, share issuances, subscription agreements, and the cancellation of certain warrants and related rights by ADS-TEC ENERGY PLC (the “Company”).

Cancellation of Ayrton/Anson SPA Rights and Warrants

Lucerne Master Fund acquired from Alto Opportunity Master Fund SPC – Master Segregated Portfolio B (“Ayrton”), AEMF SPV LLC and AIMF SPV LLC (together, “Anson”) all of their respective rights under that certain Securities Purchase Agreement, dated May 1, 2025, by and among the Company, Ayrton and Anson (the “Ayrton/Anson SPA”), together with the warrants issued thereunder (the “Ayrton/Anson Warrants”), pursuant to (i) a Warrant Purchase Agreement between Lucerne Master Fund and Ayrton dated April 6, 2026, and (ii) Securities Purchase Agreements between Lucerne Master Fund and each of AEMF SPV LLC and AIMF SPV LLC, each dated April 2, 2026 for aggregate cash consideration of $12,500,000.

On May 8, 2026, the Company and Lucerne Master Fund entered into a cancellation agreement (the “Cancellation Agreement”), pursuant to which Lucerne Master Fund has agreed that rights under the Ayrton/Anson SPA and the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund will be cancelled in consideration of an aggregate cash payment by the Company to Lucerne Master Fund of $12,556,857.89.  As of the date hereof, the number of Ayrton/Anson Warrants cancelled pursuant to the Cancellation Agreement is 742,924 and 1,084,360 Ayrton/Anson Warrants remain outstanding.

Lucerne Warrants

On April 9, 2026, the Company issued a Warrant Adjustment Notice (the “Warrant Adjustment Notice”) to The Lucerne Capital Master Fund, L.P. (“Lucerne Master Fund”) and The Lucerne Capital Special Opportunity Fund, Ltd. (“Lucerne Special Opportunity Fund”, and together with Lucerne Master Fund, “Lucerne”), pursuant to Section 3(a) and 3(b) of those certain amended and restated warrants to purchase up to an aggregate of 5,172,045 ordinary shares of the Company, nominal value $0.0001 per share (the “Ordinary Shares”), each dated as of August 26, 2024 (collectively, the “Lucerne Warrants”). Pursuant to the Warrant Adjustment Notice, the exercise price of each Lucerne Warrant was adjusted from $6.20 per share to $1.00 per share.

On April 10, 2026, Lucerne Master Fund delivered an Amended Warrant Exercise Notice to the Company exercising 5,105,379 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $5,105,379. On April 15, 2026, Lucerne Special Opportunity Fund delivered an Amended Warrant Exercise Notice to the Company exercising 66,666 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $66,666. The Company received payment of the aggregate subscription price in cleared funds on April 14, 2026 and April 16, 2026, respectively. The Company issued an aggregate of 5,172,045 Ordinary Shares to Lucerne in connection with the exercise of the Lucerne Warrants, consisting of 5,105,379 Ordinary Shares to Lucerne Master Fund and 66,666 Ordinary Shares to Lucerne Special Opportunity Fund. The Company intends to use the net proceeds from any exercise of the Lucerne Warrants to cancel certain of the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund.

The Ordinary Shares issued upon exercise of the Lucerne Warrants were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), based on representations made by each exercising holder that it is an accredited investor as defined in Rule 501 of Regulation D promulgated thereunder.

Subscription Agreements

On May 8, 2026, the Company entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors, pursuant to which the Company agreed to issue non-transferable subscription rights to purchase up to an aggregate of 6,324,000 Ordinary Shares at an exercise price of $1.00 per Ordinary Share , subject to the terms and conditions set forth therein, in exchange for support in connection with the Company’s efforts to simplify its capital structure. On May 8, 2026, investors exercised their right to subscribe for 6,324,000 Ordinary Shares, which shares were delivered to the investors on May 8, 2026.

The Ordinary Shares have not been registered under the Securities Act, or any applicable state securities laws, and were offered and sold in transactions exempt from the registration requirements of the Securities Act, including in offshore transactions in reliance on Regulation S promulgated under the Securities Act and in transactions not involving a public offering in reliance on Section 4(a)(2) of the Securities Act. The Company received gross proceeds from the exercise of the subscription rights of approximately $6.3 million. The Company intends to use the net proceeds for general corporate purposes, which may include working capital, capital expenditures, and other business investments.

Additionally, in connection with the Subscription Agreements, the Company will enter into a registration rights agreement with certain investors (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide customary resale shelf registration rights with respect to the Registrable Securities held by such investors, including, subject to certain thresholds and conditions, the right to request underwritten shelf takedowns and block trades. The Company also agreed to bear the registration expenses and granted customary indemnification, contribution, suspension and related procedural rights and obligations under the agreement.

Following the consummation of the above-referenced transactions, there were 72,002,051 Ordinary Shares outstanding and 1,084,360 Ayrton/Anson Warrants outstanding.

The foregoing descriptions of the transactions do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, each of which is incorporated herein by reference. The foregoing summary of the Warrant Adjustment Notice is qualified in its entirety by reference to the Warrant Adjustment Notice attached hereto as Exhibit 10.1. The foregoing summary of the exercise of the Lucerne Warrants is qualified in its entirety by reference to the Amended Warrant Exercise Notices attached hereto as Exhibits 10.2 and 10.3. The foregoing summary of the Subscription Agreements is qualified in its entirety by reference to the forms of Subscription Agreement attached hereto as Exhibit 10.4 and Exhibit 10.5. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement attached hereto as Exhibit 10.6. The foregoing summary of the Cancellation Agreement is qualified in its entirety by reference to the Cancellation Agreement attached hereto as Exhibit 10.7.

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Adjustment Notice, dated April 9, 2026, issued by ADS-TEC Energy PLC to Lucerne Capital Master Fund, L.P. and Lucerne Capital Special Opportunity Fund, Ltd.
10.2	Amended Warrant Exercise Notice, dated April 10, 2026, from Lucerne Capital Master Fund, L.P.
10.3	Amended Warrant Exercise Notice, dated April 15, 2026, from Lucerne Capital Special Opportunity Fund, Ltd.
10.4	Form of Subscription Agreement
10.5	Form of Subscription Agreement
10.6	Form of Registration Rights Agreement
10.7	Cancellation Agreement, dated May 8, 2026, by and between the Company and Lucerne Capital Master Fund, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 12, 2026	ADS-TEC ENERGY PLC

	By:	/s/ Torsten Klee
		Name:	Torsten Klee
		Title:	Chief Financial Officer

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